

March 11, 2015

Via E-mail
Peter Anthony Chiodo
Chief Executive Officer
Soul and Vibe Interactive Inc.
1660 South Hwy 100, Suite 500
St. Louis Park, MN 55416

> **Re:** **Soul and Vibe Interactive Inc.**
> **Registration Statement on Form S-1**
> **Filed February 13, 2015**
> **File No. 333-202102**

Dear Mr. Chiodo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

2. According to Section 8.1 of exhibit 10.13, the Common Stock Purchase Agreement may terminate on the first day of the *next* month following the 36-month anniversary of the Effective Date. This period is in excess of the three-year period contemplated by Securities Act Rule 415 for indirect primary offerings. Please amend Section 8.1 so that the term of the Agreement will not exceed three years.

Calculation of Registration Fee

3. You state in footnote (3) that you are registering the 10,716,473 shares in accordance with the Common Stock Purchase Agreement dated February 11, 2015. Please tell us

which provision of your Purchase Agreement relates to the issuance of Initial Commitment Shares.

Prospectus Cover Page

4.   You disclose that you would need to register 140,845,070 shares to access the entire $2,000,000 under the Purchase Agreement, assuming current market prices; however, you are only registering 10,716,473 shares. Please disclose why you are registering less than the entire draw down amount and provide you analysis of whether your proposed transaction would comply with Section 2.3 of your Purchase Agreement, which requires you to file a Registration Statement covering the "Registrable Securities." Also, disclose that Section 2.b of the Rights Agreement requires you to amend as soon as practicable so that you register all the Registrable Securities. In the prospectus, describe the rights and remedies available to Beaufort for a breach of Section 2.3 of the Purchase Agreement, which apparently include its ability to terminate the agreement or avoid a purchase obligation under a Draw Down Notice.

Prospectus Summary

Registration Rights, page 3

5.   Please tell us whether offers and sales of shares released to Beaufort from the escrow agreement will be registered or whether you believe that Beufort's offers and sales of those escrow shares would satisfy conditions of an exemption from registration. Provide your analysis regarding the basis of any belief that an exemption would be available for the escrow share transactions by Beaufort..

Common Stock Purchase Agreement with Beaufort, page 2

6.   Please disclose whether Beaufort can transfer its obligations under the Purchase Agreement. Refer to Question 139.16 of the Securities Act Sections Compliance and Disclosure Interpretations.

Risk Factors

Beaufort may sell a large number of shares…, page 10

7.   Please expand your risk factor disclosure to discuss the adverse effect that declining prices for your common stock would have on the terms at which you will be able to raise the $2 million in capital under the Purchase Agreement with Beaufort. The risk factor should include examples of the potential impact of 25%, 50% and 75% declines in your stock price from the price levels at the time of your next amendment (and ultimately the desired effective time) on the number of shares issuable in draws.

We may not have access to the full amount…, page 11

8.   Unless you revise the structure of your offering, please revise the caption and accompanying language to state that in the absence of substantial increases in trading price of your common stock, the registration statement will only allow you to access a small portion of the $2 million purchase commitment by Beaufort. Disclose the dollar amount you are able to access based on the market price of your stock near the time of effectiveness of your registration statement.

Plan of Distribution, page 13

9.   Because Beaufort is an underwriter of the proposed offering, it may not rely on Rule 144 to sell its shares. Please revise here and elsewhere in your prospectus to remove references to Beaufort being able to rely on Rule 144.

Description of Securities

Registration Rights, page 16

10.   The Registration Rights Agreement does not appear to cover the resale of shares released to Beaufort under the terms of the Escrow Agreement. Please revise your disclosure to clarify the scope of the Registration Rights Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Future Financings, page 30

11.   You indicate in this section that you rely on the issuance of debt and equity to continue to fund your business operations. Given your cash balance and operating expenses as of September 30, 2014 please discuss the anticipated role of draws under the Purchase Agreement in addressing capital needs during the next 12 months.

Item 16. Exhibit Index

12.   Please file or incorporate by reference a previously filed copy of the Escrow Agreement as an exhibit.

Exhibit 10.13

13.   Section 8.2 of the Purchase Agreement provides Beaufort with the right to terminate that agreement if a Material Adverse Effect has occurred and is continuing. In addition, Section 7.2(i) requires that the representations and warranties be true as of each Draw

Down Exercise Date. Please tell us and disclose whether Beaufort's exercise of the MAE clause to defeat a purchase obligation under a draw would terminate the Purchase Agreement in its entirety. If you believe the agreement would remain in effect and available for future draws, following Beaufort's exercise of the MAE clause, please explain why in your response letter. We may have further comments based on your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Richard A. Friedman, Esq.
        Sichenzia Ross Friedman Ference LLP